Exhibit 4

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of the executive officers and directors of each Reporting Person. The business address of the executive officers and directors of each Reporting Person is 65 Queen Street West, Suite 2400 Toronto, Ontario, Canada M5H 2M8.

Name, Business Address	Position with Reporting Person	Present Principal Office of Employment	Citizenship
David K. R. Thomson	Director and Chairman	Director and Chairman of Woodbridge	Canada
Peter J. Thomson	Director and Chairman	Director and Chairman of Woodbridge	Canada
Michael Friisdahl	Independent Director	Independent Director	Canada
John A. Forbes	CEO and President	CEO and President	Canada

David K.R. Thomson beneficially owns directly 48,198 Common Shares, representing less than 1.0% of the issued and outstanding Common Shares. Peter Thomson beneficially owns directly 1,390 Common Shares, representing less than 1.0% of the issued and outstanding Common Shares.

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